Cojax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E605, Arlington, Virginia. 22201

Telephone: (703) 261-8606; Writer’s Email: jeffrey.guzy@cojaxoilandgas.com

February 9, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Klinko, Staff Accountant

Re: CoJax Oil and Gas Corporation

Form 10-K for the Fiscal Year ended December 31, 2020 Filed May 14, 2021

File No. 333-232845

Dear Mr. Klinko:

Please see our responses below each SEC comment.

Form 10-K for the Fiscal Year ended December 31, 2020 Financial Statements

Note 3 - Summary of Significant Accounting Policies, page 60

1.We note your disclosure on page 51 indicating that you apply the full cost method of accounting for your oil and gas producing activities, although you have no corresponding disclosure within the notes to your financial statements and have reported in the subsequent interim reports that you are following the successful efforts method. Please revise as necessary to set forth the accounting policy that you apply to your oil and gas producing activities and to resolve the disclosure inconsistencies.

Response: CoJax Oil and Gas Corporation (the “Company”) intends to use the Full Cost Method accounting for oil and gas production activities; however, since the Company has not engaged in any drilling activities, there was no reason to disclose in the footnotes that this is the method. The Full Cost Method is best suited for smaller exploration and producing companies like CoJax Oil and Gas Corporation. As we have not engaged in those activities to date, the Company’s financial statements since inception are not affected by the disclosure inconsistencies. The Company will clarify and amplify its 2021 10-K report for the fiscal year ended December 31, 2021, to be filed by March 31, 2022, in which it will use the Full Cost Method.

Note 5 - Acquisition, page 63

2.We note your disclosure indicating you have accounted for the November 17, 2020 acquisition of Barrister Energy, LLC (Barrister) as a business combination and have reported the properties acquired at $10 million, which you represent is the fair value of purchase consideration, including the common shares issued and debt assumed.

However, in the Form 8-K that you filed on June 22, 2020, you indicated that Barrister would be deemed the accounting acquirer and that the transaction would be recorded at the historical cost basis of Barrister. Exhibit 2.2 to the current report indicates the properties of Barrister were acquired on June 1, 2019 in exchange for $2.7 million.

Given that you issued 3,650,000 common shares to complete the transaction and had reported just one outstanding share as of September 30, 2020, tell us why you did not follow your original accounting plan, which appears to have been based on the requirements of FASB ASC 805-40, considering the change in control.

Response: The Company entered into a definitive agreement with Barrister (the “Acquisition Agreement”) on June 16, 2020, and consummated the transactions pursuant to the Acquisition Agreement on November 17, 2020. A current report on Form 8-K dated June 22, 2020, contained several disclosures that were unnecessary and premature at that time and in essence, were forward-looking statements, including the statement that upon the closing of the contemplated acquisition transaction, Barrister would be deemed as the accounting acquirer and that the transaction would be recorded at the historical cost basis of Barrister.

The Company later in the process made a further evaluation of the proposed acquisition transaction and determined that the circumstances of the contemplated acquisition transaction qualified as a business combination with CoJax Oil and Gas Corporation as the acquirer and Barrister Energy, LLC as the acquiree. The Company filed several amendments to this 8-K report dated June 22, 2022, including an 8-K/A report dated August 12, 2020, in which it clarified that the acquisition has not yet occurred and filed the unaudited pro forma condensed consolidated financial statements, reflecting the Company’s treatment of the contemplated acquisition as a business combination. While the measurement value of the assets of Barrister started on June 16, 2020, it was not recorded and not reflected in the financial statements until November 17, 2020, when the recission period ended.

While the former members of Barrister were issued a majority of the Company’s equity upon the closing of the acquisition transaction on November 17, 2020, that was only one of the factors in the determination of whether the change of control has occurred. Because of the existence of other factors, such as (i) the sole director and Chief Executive Officer and Chief Financial Officer were continuing to exercise control of the operation and business of the Company following the acquisition of Barrister’s operations and assets, (ii) the assumption of the $2.7 million indebtedness of Barrister by Cojax, (iii) the issuance of an aggregate of 30,000 shares of Series A Convertible Preferred Stock to the executive officers of the Company, with each share of preferred stock convertible at the option of the holder thereof to 10 shares of common stock, less than two months after the consummation of the acquisition transaction and 10,001 shares of common stock in February 2021, and (iv) a gradual dilution of the equity percentage and voting control by former Barrister’s members supports the Company’s disclosures made in the subsequent reports and the financial statements that the acquisition transaction consummated on November 17, 2020 was a business combination transaction and that no change of control has occurred.

The Company relied on FASB ASC 805-10-55, in particular 805-10-55-2(B) and (C), where we incurred liabilities and issued equity interests. 805-10-55-3(A) where Barrister became a subsidiary of CoJax, in particular 805-10-55-11 where the Company assumed substantial liabilities of Barrister, 805-10-55-12(C) where management retained control of the Board of Directors, and 805-10-55-12(D) where the Company’s senior management dominated and continued to exercise control before and after the acquisition transaction.

3.Please reconcile disclosures indicating that you have utilized June 16, 2020 as the acquisition date with disclosures in your September 30, 2020 interim report stating that the exchange had not been completed, and your disclosure under this heading indicating you completed the transaction on November 17, 2020.

Response: As stated in our response to #2 above, several disclosures made initially in the 8-K report dated June 22, 2020, were unnecessary and premature at that time of filing of that report and incorrectly stated that the acquisition transaction occurred on June 16, 2020. These disclosures were later corrected by amendments to that 8-K report, including an amendment No. 3 to this 8-K report, filed on August 12, 2020, stating that the acquisition has not occurred yet because certain conditions set forth in the Acquisition Agreement have not been met at that time. Specifically, the Company was awaiting an updated version of the SEC Parameters Reserve Report, which the Company received on November 11, 2020. A current report on Form 8-K dated November 20, 2020, correctly stated that the transactions pursuant to the Acquisition Agreement dated June 16, 2020, were consummated on November 17, 2020. The disclosures made by the Company in all periodic reports subsequent to the 8-K report dated June 22, 2020, including the quarterly report on Form 10-Q for the period ended September 30, 2020, and the annual report on Form 10-K for the period ended December 31, 2020, consistently reflect that the acquisition transaction occurred on November 17, 2020. Please see the Company’s response to item #2 above, stating that there was no change of control upon the consummation of the acquisition transaction on November 17, 2020. The Company will file an amendment to the current report on Form 8-K filed on November 20, 2020, to correct the statement in that report regarding the change of control.

If you have any questions regarding this letter, please contact Jeffrey Guzy at telephone (703) 216-8606 or via e-mail at jeffrey.guzy@cojaxoilandgas.com

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey Guzy, CEO and Chairman of CoJax Oil and Gas Corp.